

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 4, 2017

Charles A. Mathis
Chief Financial Officer
Science Applications International Corporation
1710 SAIC Drive
McLean, Virginia 22102

Re: **Science Applications International Corporation**
       Form 10-K for the Fiscal Year Ended January 29, 2016
       Filed March 29, 2016
       File No. 001-35832

Dear Mr. Mathis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2016
Key Customers, page 2

1.   We note that you generate revenues both as the prime contractor and as a subcontractor to other contractors. In this regard, please tell us the amount of revenues that you generate as a subcontractor and, to the extent material, also tell us what consideration you gave to disclosing revenues that you generate as a subcontractor as compared to revenues that you generate as a prime contractor within MD&A.

Consolidated and Combined Statements of Income and Comprehensive Income, page F-3

2.   Based on your disclosures on page 33, it appears that materials related revenues comprise approximately 19% of total revenues. In addition, based on your third quarter earnings call, it appears that you are attempting to further expand the sales of manufactured products. In this regard, tell us what consideration you gave to separately presenting

revenues and costs by services and tangible products as required by Rule 5-03(b)(1) and (2) of Regulation S-X.

Notes to consolidated and combined financial statements
Note 1 - Receivables, page F-11

3.   You indicate that receivables are primarily due from the U.S. government and are generally considered collectable. However, we note that you act both as the prime contractor and as a subcontractor to other contractors. In this regard, tell us how receivables due from prime contractors or subcontractors to which you are a subcontractor are currently presented and how your current disclosures comply with ASC 912-310-45-1.

Note 14- Business segment information, page F-30

4.   Please provide us with an understanding of how the recent MK48 torpedo wins as well as the continued work on the AAV and ACV vehicle contracts impacted determination of your operating segments and your aggregation into a single reportable segment. In particular, in light of the apparent difference in the operations of manufactured products to the services you typically provide to your customers, as well as lower margins on your non-labor-related revenues (as disclosed on page 33), tell us how you considered such differences in arriving at your operating segments and aggregation into a single reportable segment.   In your response please compare and contrast your operating segments aggregation relative to the characteristics listed in ASC 280-10-50-11(a) to (e). In addition, provide us with an update of your historical and projected revenues, gross margin, operating margin, and measure of operating segment profitability.

5.   Please tell us how your disclosure describing the basis of organization (i.e. why the company is organized in the manner that it is) complies with ASC 280-10-50-21.a. See the example general disclosure in ASC 280-10-55-47 for guidance.

6.   We note that you provide a tabular presentation of revenues earned from contracts with the US Government. However, please tell us what consideration you gave to also presenting revenues by types of services and products as contemplated by ASC 280-10-50-21(b). To the extent you believe that all your products and services are similar, please describe the similarities and differences between the products as well as the services you have determined to present as a group.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services